盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com


SEC MAIL
PROCESSING
RECEIVED
APR 2 1 2005
WASH. D.C.
209
SECTION

Our Ref: 22277-00002

April 20, 2005


05007674

Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find certain financial information, and a proxy form and reply slip which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
MAY 1 1 2005
THOMSON
FINANCIAL

Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 21 2005
WASH, D.C.
209
SECTION

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

April 20, 2005

Business Review


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C.
209
SECTION

Drilling Services

As the leading provider of offshore drilling services, we also provide platform maintenance and well workover services apart from the usual services we provide to our customers. We continued to put more drilling equipments into services so as to keep up with the high oil and gas E&P activities in 2004. In July, we purchased a second hand 350 feet jack-up rig. Construction of our 400 feet jack-up rig commenced on September 1, while our leased 300 feet jack-up rig underwent an upgrade of its adjustable legs in November upon completion of an assignment in the Bohai Bay area. Our efforts in improving our drilling capabilities were paid off as we saw greater increases in drilling activity. We drilled a total of 241 wells, representing an increase of 45 wells, or 23%, compared to last year. 55 of which were exploration wells, while 186 were development wells. In 2004 we drilled a total of 176 wells in the Bohai Bay area, including 28 and 148 exploration wells and development wells, respectively. We drilled 37 wells in South China Sea, with 17 and 20 exploration wells and development wells, respectively. We drilled 4 exploration wells in East China Sea, while we drilled a total of 24 wells in Indonesia, including 6 and 18 exploration wells and development wells, respectively.

Our drilling rigs operated for a total of 4,519 days, a 994 day increase compared to last year. Operating days for our jack-up rigs increased by 573 days, while operating days for our semi-submersible rigs increased by 421 days compared to last year. As operating days increased, average utilization rate rose from 87.4% to 98.8%. Average utilization rate for our jack-up rigs increased from 94.1% to 98.4%, while average utilization rate for our semi-submersibles increased from 65.0% to 100% this year. As of the end of 2004, average day rate for our drilling rigs was US$36,899/day, a 6.3% increase compared to 2003. Average day rate for our jack-ups was US$33,270/day, representing a 5.6% increase compared to 2003. Average day rate for our semi-submersibles fell by 1.9% to US$49,176/day, mainly because Nanhai 2 provided 159 days of platform support services. The rate we charged for platform support services is approximately 60% of our standard drilling day rate.

In 2004, by providing well workover services to CONOCOPHILLIPS, DEVON ENERGY, CACT, JHN, CNPC and CNOOC, we were able to achieve promising growth in this area. On the other hand, the the well workover rig building services we provided for the Nanbao 35-2 block helped boost our business in the well workover segment. We operated for a total of 7,315 days/team in 2004, up 11% compared to 6,600 days/team in 2003.

At the end of March, we selected Dalian New Shipbuilding Heavy Industries Co., Ltd. to construct a 400-feet jack-up rig. Construction of the rig began on September 1. As of the end of March 2005, we reviewed design and construction details, inspected and received several parts and equipments, and completed construction of individual parts.

In July we purchased a second hand jack-up rig, named COSL 931. The rig was manufactured in 1995, with adjustable legs of 479 feet long, is capable of drilling in water depths of up to 350 feet, and can drill a maximum of 21,666 feet in depth. It was transported from United Arab Emirates to Haikou, Hainan to recover of its drilling functions in August. The repair had completed at the end of the year, and has been providing drilling services in Western South China Sea since January 2005.

As of 31 December 2004, we owned 13 drilling rigs, including ten jack-up rigs and three semi-submersible rigs. We also operated one leased rig. Of these rigs, six of them operated in the Bohai Bay area, three operated in South China Sea, one rig served in Indonesia, one was under maintenance in Tanggu, Tianjin, one was in Shekou, Shenzhen for periodic servicing, one was in Haikou, where repairs were performed to recover its basic drilling functions, while one was being upgraded in Dalian.

Well Services

With crude oil prices standing high throughout the whole year of 2004, there was a high demand in exploration and development activities. The number of drilling platforms around the world increased because of this. Together with our purchases of an ONTRACK logging tool and a formation evaluation logging-while-drilling (LWD) tool, we found ourselves making pleasant progress in well services compared to last year.

Logging

We completed 585 logging trips in 2004, an increase of 152 trips, from 433 trips in 2003. Turnover from logging services amounted to RMB231 million, compared to RMB213 million in 2003. This 8% increase was primarily a result of an increase in logging activity for exploration and development wells.

Drilling Fluids

We offered drilling fluids services on drilling, well completion and well workover tasks for 292 wells in 2004, representing an increase of 75 wells compared to 217 wells in 2003. The increase in volume led to a 12% growth in income generated from drilling fluids services, from RMB172 million in 2003 to RMB192 million in 2004.

Cementing

We experienced a good year for cementing services in 2004 and completed cementing services on 236 wells, 74 wells more wells compared to 162 wells in 2003. Turnover generated from cementing services was RMB174 million, a 44% growth compared to RMB121 million in 2003. With our improved cementing slurry system, we were able to maintain our competitiveness in the cementing area, which helped to improve our turnover.

Directional Drilling

We performed directional drilling services on 191 wells in 2004, representing an increase of 52 wells compared to 139 wells in 2003. Turnover from directional drilling services amounted to RMB164 million, compared to RMB113 million in 2003. This 45% increase was attributable to an increase in work volume, as well as our work efficiency through the use of the LWD and the directional rotating and steering technology.

Other Well Services

Apart from providing the well services mentioned above, we also offered downhole services and data totalization services (DTS). Our completing services conducted 1,057 trips in 2004, compared to 728 trips in 2003. We recorded RMB93 million in turnover from other well services in 2004, an increase of 72% compared to RMB54 million in 2003. This increase is primarily due to higher activity in completing services.

In 2004 our well services made great strides in our overseas expansion. Following a successful bid of Bohai 4 for a cementing project in Indonesia in 2003, we further earned an electrical submersible pump servicing contract and a new cementing contract in Indonesia in 2004.

Marina Support and Transportation Services

Having put a few newly build marine support vessels into service in 2004, we had higher work volume in marine support services. Operating days increased by 16.0%. Average utilization of our support vessels also increased. Given the above factors, we achieved fairly good results in this business segment in 2004.

In 2004, operating days increased from 18,803 days in 2003 to 21,806 days in 2004. Average utilization rate grew from 96.6% in 2003 to 98.8% in 2004. Our oil tankers had a 3.0% increase in transportation volume, from 1,162,327 tons in 2003 to 1,196,900 tons in 2004.

A total of ten new vessels were put into service in 2004, further enlarging our fleet to a new level. As of 31 December 2004, we owned 68 marine support vessels and 5 oil tankers. 38 vessels operated in the Bohai Bay area, 21 vessels provided services in South China Sea, 3 vessels operated in Eastern China Sea, while one was deployed to Saudi Arabia. Five vessels were under maintenance. All five oil tankers were engaged in operations in the Bohai Bay area.

In 2004, we reacted to an overwhelming market demand for marine support services by temporary leasing four marine support vessels. These leased vessels operated a total of 350 days, an increase of 216 days compared to 2003.

Geophysical Services

Seismic Services

In 2004, we collected 3,076 km^2 of 3D seismic data and 43,226 km of 2D seismic data. 3D seismic data collection increased by 2,339 km^2, or 31.5%, compared to last year, mainly due to a work activity increase in the South China Sea as well as the enhanced efficiency of BH501, following its quarter deck equipment and streamer upgrades. 2D data collection fell by 7.5% compared to 46,737 km last year, primarily because of a decrease in 2D activity in 2D markets, and because Binhai 518 was fully transformed into a vessel that offers purely 3D data services.

We processed 19,696 km and 2,273 km^2 of 2D and 3D seismic data, respectively, in 2004. 2D data processing increased by 8,752 km, compared to 10,944 km last year, mainly due to an increase in activity in Eastern China Sea and South China Sea. As a result of higher activity in the Bohai Bay area, 3D seismic data processing increased by 445 km^2, compared to 1,828 km^2 in 2003.

As of 31 December 2004, we owned six seismic vessels. Of the fleet, four vessels performed services in the Bohai Bay area. One vessel operated in South China Sea, while one was being serviced in Columbia.

Surveying Services

In 2004, we owned and operated three marine geotech survey vessels. They mainly operated in the Bohai Bay, East China Sea and South China Sea. Turnover from these services totaled RMB102 million, representing a decrease of RMB21 million, or 17%, compared to RMB123 million last year. This decrease was mainly due to a decline in offshore and onshore surveying activity compared to last year.

Our new geotech research vessel was completely built as of the end of February 2005.

Integrated Project Management ("IPM")

In 2004 we further enhanced the IPM program, we offered our customers. We focus on satisfying our customers' need by providing a comprehensive chain of service that come in options of turnkey or bundled contracts. We were able to get more business that required higher technological skills. We also satisfied our customers' needs by utilizing advanced equipments in our projects. This helped to increase our profit margin as well as the overall competitiveness of our company. With hard work and active promotion of this program, the IPM program has generally been accepted by our customers. 2004 was a successful year for our IPM program, having further extended our market base, having provided services in Pinghu, well workover in Bohai Bay and Shell's BZ35 etc. We entered into 11 contracts under our IPM program, an increase of 2 compared to 2003. Under our IPM program, we offer services ranging from drilling, cementing, drilling fluids, directional drilling, sand control, tubing conveyed perforation (TCP), LWD, DTS and remotely operated vehicles (ROV) etc.

Turnover generated from our IPM program involved a total contract amount of RMB712 million in 2004, an increase of 71.2% compared to RMB416 million in 2003. These income made up 18% of our total turnover in 2003, compared to 13% in 2003.

Research & Development

Enhancing technical capabilities has always been one of the main focuses in our long term development strategies. Therefore we seek to upgrade our existing equipments and services whenever possible, as well as to develop new technologies in order to satisfy our market demands and customer needs. Owning patented technologies is important in maintaining one's competitiveness. COSL owns 71 registered patents since 1999. In 2004 we applied for 34 additional patents. 20 of these applications were awarded patents, three of which were utility patents.

In order to better implement our research & development and integrated project management, we merged our existing R&D and IPM centers to form one integrated technology department.

In 2004, we successfully researched and developed a surface imaging instrument, a formation evaluation tool, a dielectric phase induction logger, rotary sidewall coring system, time-lapse marine seismic technology and deepwater drilling fluids system. We consider such development a breakthrough of our IPM program. We had also launched our oilfield research laboratory, which is a good foundation to enhance our data collection and chemical related oilfield technologies, so as to raise our capability in these areas.

Financial Review

Turnover

Turnover increased by RMB761.7 million, or 24.9%, from RMB3,062.3 million in 2003 to RMB3,824.0 million in 2004. This increase was attributable to a significant increase in turnover from drilling services, marine support and transportation services and well services.

We recorded a turnover of RMB1,715.9 million from drilling services in 2004, representing an increase of RMB433.4 million, or 33.8%, compared to turnover from drilling services of RMB1,282.5 million last year. This increase was mainly due to an increase in drilling day rate, the operation of our leased COSL 935, and rise in total rig operating days driven by higher average utilization rate, as well as an increase in well workover services provided to production platforms owned by our customers.

Turnover from well services grew by RMB181.8 million, or 27.0%, from RMB672.5 million in 2003 to RMB854.3 million in 2004. The increase in turnover was mainly because there was a general increase in well services activity, and also the exceptional performances in the directional drilling and cementing projects we performed, in which we made use of advanced technology and new tools.

Turnover from marine support and transportation services rose by RMB141.5 million, or 22.4%, from RMB632.0 million last year to RMB773.5 million in 2004. This increase mainly resulted from the operation of our newly-built vessels and an increase in average utilization rate of our vessels.

Turnover from geophysical services grew by RMB5.0 million, or 1.1%, from RMB475.3 million in 2003 to RMB480.3 million in 2004. The increase in turnover was mainly due to an increase in activity in South China Sea as well higher 3D data collection activity as a result of Orient Pearl's improved efficiency.

Other Revenues

We earned RMB23.5 million in other revenues in 2004, a large portion of which came from insurance claims.

Operating Expenses

As of 31 December 2004, we recorded total operating expenses of RMB3,155.3 million, an increase of RMB631.1 million, or 25%, from total operating expenses representing of RMB2,524.2 million in 2003. This increase was mainly due to an increase in costs related to consumption of supplies, materials, fuel services, employee compensation costs, operating lease expenses and depreciation costs. A surge in raw material prices related directly to our costs in drilling parts and equipments affected material consumption costs to a certain extent. Employee compensation costs increased by RMB127.1 million, or 24.8%, mainly from increased personnel needed to operate our two newly added drilling rigs and ten newly added marine support vessels. Operating lease expenses rose by RMB65.3 million or 53.7%, mainly from the leases of COSL 935, a set of Reservoir Characterization Instrument (RCI) and certain marine support vessels to complement the increase in marine support and transportation activity. Depreciation of property, plant and equipment increased by RMB73.0 million, or 12.3%, mainly due to the expansion of our fleet and purchase of drilling equipments. Repair and maintenance costs rose by RMB55.0 million, or 31.7%, primarily attributable to the maintenance of Nanha 4, Bohai 4, Bohai 5 and Nanha 5.

Operating expenses from drilling services increased by RMB340.2 million, or 33.8%, to RMB1346.3 million in 2004, from RMB1006.1 million in 2003. This increase was mainly related to an increase in costs related to consumption of supplies, materials, fuel, services and others, operating lease expenses and employee compensation costs. Depreciation costs increase by 29.5 million, or 12.1%, to RMB272.8 million, mainly from the acquisition of equipments related to the modifications of our drilling rigs. Labour cost was RMB267.1 million, representing an increase of RMB66.1 million or 32.9%. The addition of personnel for the operation of two newly added drilling rigs (including COSL931, which began operating in mid January 2005) and for two well workover projects we performed. Repair and maintenance costs were RMB147.5 million, an increase of 47.5 million, or 47.5% when compared to that of last year. These costs were mainly attributable to the maintenance of several rigs, including Bohai 4, Nanhai 4 and Bohai 12. Nanhai 2 also underwent a mandatory servicing conducted every five years. Driven by a growth in work activity and increases in equipment prices, specifically for the installation of top drive drilling systems and other tools, costs related to consumption of supplies, materials, fuel, services and others amounted to RMB480.4 million, increasing by RMB146.8 million, or 44.0%, compared to last year. Operating lease expenses amounted to RMB81.8 million, representing an increase of RMB45.3 million, or 124.4%, compared to 2003. This increase was largely related to the leasing of COSL 935 and a centrifuge to support Bohai 4's activity in Indonesia. Increased environmental protection costs resulted in a RMB5.5 million increase, or 7.2%, in other selling, general and administrative expenses, to RMB82.4 million in 2004.

In 2004, well services operating expenses increased by RMB170.4 million, or 30.2%, to RMB735.5 million in 2004, from RMB565.1 million in 2003. A rise in costs related to the consumption of supplies, materials, fuel, services and others, employee compensation expenses and depreciation costs contributed to most of this increase. With our acquisition of new equipments including a formation evaluation LWD tool and a set of Ontrack logging too, depreciation costs grew by RMB24.5 million, or 28.0%, to RMB112.0 million. The addition of personnel led to an increase of RMB21.2 million, or 17.1%, to RMB145.4 million. Costs related to the consumption of supplies, materials, fuel, services and others were RMB372.4 million, an increase of RMB104.8 million, or 39.2%. This rise was attributed to consumption increases related to higher cementing and drilling fluids activity, and increased subcontracting expenses. Operating lease expenses rose by RMB10.0 million to RMB53.5 million, primarily attributable to the lease of a set of RCI.

In 2004, operating expenses from marine support and transportation services increased by RMB115.6 million, or 20.9%, to RMB669.1 million, from RMB553.5 million in 2003. A rise in costs related to the consumption of supplies, materials, fuel, services and others, operating lease expenses and depreciation costs contributed to most of this increase. Depreciation costs were RMB218.7 million, rising by RMB13.3 million, or 6.5%, compared to last year, mainly for the addition of new marine support vessels to our fleet. Employee compensation costs rose by RMB32.2 million, or 27.9%, to RMB147.7 million, mainly related to the addition of personnel to support the arrival of our new vessels. With surging material prices and the increased work volume directly related to the operation of our new marine support vessels, costs related to the consumption of supplies, materials, fuel, services and others increased by RMB47.3 million, or 32.9%, to RMB191.0 million. Operating lease expenses were RMB27.6 million, a rise of RMB18.5 million, or 203.3%, mainly because we leased several marine support vessels to support business needs.

Geophysical services operating expenses increased by RMB5 million, or 1.3%, from RMB399.4 million in 2003 to RMB404.4 million in 2004. This increase mainly resulted from increases in repair and maintenance costs, costs related to the consumption of supplies, materials, fuel, services and others, offset by a decrease in operating lease expenses and other selling, general and administrative expenses. Repair and maintenance costs amounted to RMB20.7 million, representing an increase of RMB5.8 million, or 38.9%, compared to last year. These costs arose mainly from the maintenance performed on our vessels, including Bohai 511 and Bohai 512, to boost their 3D collection capabilities. Costs related to the consumption of supplies, materials, fuel, services and others increased by RMB6.7 million or 3.7%, to RMB186.2 million, primarily from the purchase of supplement parts for vessel maintenance purposes. Operating lease expenses decreased by RMB8.6 million, or 26.5%, to RMB23.9 million, mainly because our customers were responsible for the leasing of convoy vessels operating in South China Sea. As a result, we incurred fewer costs related to the leasing of convoy vessels. Other selling, general and administrative expenses fell by RMB13.7 million or 36.5%, to RMB23.8 million, since we had on overseas traveling expenses.

Profit from Operations

We recorded operating profit of RMB692.2 million, representing an increase of RMB142.4 million, or 25.9% when compared to that of 2003. Operating profit from drilling services increased by RMB95.2 million, or 34.1%, to reach RMB374.3 million. Well services operating profit grew by RMB17.4 million, or 15.7%, to RMB127.9 million. Operating profit from marine support and transportation services increased by RMB26.0 million, or 32.8%, to RMB105.2 million. Geophysical services operating profit amounted to RMB 84.7 million, recording a slight increase of RMB3.8 million, or 4.7%, compared to last year.

Financing Gain/Loss

In 2004, we realized a financing gain of RMB34.5 million, representing an increase of RMB3.0 million, compared to financing gains of RMB31.5 million in 2003. This increase was directly resulted from an increase in bank deposit interests and currency exchange differences of RMB2.1 million and RMB0.9 million, respectively.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities in 2004 amounted to RMB99.2 million, an increase of RMB50.3 million over last year because of the improvements in operating results of China Nanhai-Magcobar and China France Bohai Geoservices that contributed to an increase in our share profit from these investments.

Profit before Tax

Profit before tax for the year of 2004 was RMB825.9 million, representing an increase of RMB195.7 million, or 31.1%, compared to profit before tax of RMB630.2 million in 2003. This increase was mainly due to an encouraging improvement in operating results of our drilling services, marine support and transportation services as well as well services.

Taxes

In 2004, we had tax liabilities of RMB124.1 million, a decline of RMB40.1 million, or 24.4%, compared to 2003. This decline was mainly a result of an increase in profit before tax and the tax incentive we enjoyed for being recognized as an advanced technology enterprise for the year 2003. With this tax incentive, we received a tax refund of RMB128.9 million in 2003, which we applied towards our tax expenses for 2004. We have applied for a similar tax refund of RMB45.5 million to our tax expenses in 2003.

Profit after Tax

Our profit after tax increased by RMB235.8 million, or 50.6%, from RMB465.9 million in 2003 to RMB701.1 million in 2004.

Distributions

In 2004, we distributed a special interim dividend of RMB91.5 million, or RMB2.29 FEN per share. We expect to declare a final dividend distribution of RMB175.4 million, or RMB4.39 FEN per share. Proposed dividend payout date is 15 June 2005 (Wednesday).

Debt servicing ability and funding resources

Cash and cash equivalent were RMB2,198.6 million at the beginning of 2004, cash inflow from operating activities was RMB1,511.6 million, cash outflow from investment was RMB863.2 million, net cash outflow from financing activities of RMB182.2 million and the deposit for more than three months and short-term investment for less than three months reduced by RMB502.5 million. Cash and cash equivalent were RMB2,162.3 million at the end of 2004, representing a decrease of 1.7% when compared to that of the beginning of 2004.

Long term payable to CNOOC reduced from RMB600 million to RMB400 million as RMB200 million is payable within one year.

Cash Provided by Operations

Cash provided by operations in 2004 increased by RMB640.3 million, or 73.5% to RMB1511.6million. While profit from operations increased by RMB142.4 million, depreciation costs also increased by RMB73.0 million. Cash provided by trading and other accounts payable and salary and benefits payable to employees increased by RMB275.8 million and RMB199.9 million, respectively. At the same time, an increase in accounts receivable and other receivables led to a decrease of RMB61.5 million in cash provided by operations.

Capital Expenditures and Investments

Total capital expenditures for 2004 increased by RMB497.6 million, or 44.7%, to RMB1,611.8 million. Capital expenditures for drilling services were RMB855.9 million, mainly for the construction of the 400 feet drilling rig and the purchase of COSL931. Well services capital expenditures were RMB193.9 million, mainly for the purchase of LWD tools and sand control pumps. Capital expenditures for marine support and transportation services were RMB450.2 million, primarily for the construction of support vessels. Capital expenditures for geophysical services amounted to RMB111.8 million, primarily for the upgrade of BH501's seismic data collection system, and the building of a general geotech vessel.

Cash Provided by Capital Raising Activities

In 2004 our cash outflow from capital raising activities was RMB182.2 million, mainly for dividend distribution.

Outlook

We are optimistic that E&P activities and oilfield services will be able to ride on their momentum going into 2005. We will still be putting our core focus on the offshore China market, while looking out for suitable expansion in overseas markets, including Southeast Asia.

Looking into 2005, the operation of our newly purchased jack-up rig, COSL 931, is expected to be one of the major growth drivers for our drilling services. With increased drilling volume and further promotion of our IPM program, we expect our well services to attain healthy growth. We believe the application of new technology would also strengthen our capabilities and competitiveness in this area. For geophysical services, having performed and completed streamline maximization on one of our seismic vessels and data collection capability upgrades on BH501, our 3D collection and processing capabilities should go up. In terms of surveying, the addition of our geotech research vessel is expected to boost our seabed foundation analysis capabilities.

Our main strategies for 2005 will be to strengthen technological innovation, to maintain healthy cost structure, to integrate management and to penetrate into international markets. As entering a new economic cycle, we strive to stay abreast with market trends while strengthening our market position, to strengthen our management and to expand our market share, so as to continual growth in overall profitability.

Supplementary Information

Corporate Governance

The final results have been reviewed by the audit committee of the Company which consists of 3 independent non-executive Directors. The committee has reviewed the accounting principles and practices adopted by the Company, and has also discussed auditing, internal control and financial reporting matters including the review of audited 2004 annual results with the management. The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 December 2004.

Annual General Meeting

The re-appointment of the 4 existing directors and 1 existing supervisor will be proposed at the annual general meeting. Mr. Xiao Jianwen, aged 56 will be proposed to be the new supervisor. Mr. Xiao graduated from College of Economy of Beijing with a Bachelor's Degree. Mr Xiao joined CNOOC in 1984, and he has served as one of supervisors in the Assets Management Department of CNOOC since 2003.

The appointment will be for an initial term of 3 years and Mr. Xiao's remuneration will be determined by the board. Mr. Xiao does not have any interest in the Group within the meaning of the Securities and Futures Ordinance. Other than Mr. Xiao's position in CNOOC, Mr. Xiao has no relationship with the directors and other senior management of the Group.

The annual report and the notice of the annual general meeting containing details required under the Listing Rules will be despatched to the shareholders not less than 21 days before the annual general meeting.

Closure of Register of Members

The Company's register of member will be closed from 25 April 2005 (Monday) to 25 May 2005 (Wednesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2004 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 22 April 2005 (Friday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Purchase, Disposal and Redemption of the Company's Listed Securities

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year.

By Order of the Board

Fu Chengyu
Chairman
China Oilfield Services Limited

Hong Kong, 30 March 2005

Purchases, Sales or Redemption of Securities

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

REPORT OF THE AUDITORS

To the members
China Oilfield Services Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 2 to 37 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinions solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December, 2004, and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
30 March, 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December, 2004

	Notes	2004 RMB'000	2003 RMB'000
Turnover	5	3,824,029	3,062,255
Other revenues	5	23,488	11,720
Operating expenses			
Depreciation of property, plant and equipment		(666,971)	(594,003)
Employee compensation costs		(640,153)	(513,098)
Repair and maintenance costs		(226,733)	(172,139)
Consumption of supplies, materials, fuel, services and others		(1,230,070)	(924,412)
Operating leases expenses		(186,828)	(121,526)
Other operating expenses		(166,549)	(165,533)
Other selling, general and administrative expenses		(38,045)	(33,489)
Total operating expenses		(3,155,349)	(2,524,200)
Profit from operations	6	692,168	549,775
Finance costs			
Exchange gains/(losses), net		199	(716)
Interest income		34,300	32,175
		34,499	31,459
Share of profits of jointly-controlled entities		99,196	48,932
Profit before tax		825,863	630,166
Tax	10	(124,136)	(164,260)
Net profit from ordinary activities attributable to shareholders	11	701,727	465,906
Dividends	12		
Interim dividend		91,493	49,026
Proposed final dividend		175,395	90,694
		266,888	139,720
Earnings per share – Basic	13	17.56 FEN	11.66 FEN

CONSOLIDATED BALANCE SHEET
31 December, 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	5,763,424	4,826,823
Interests in jointly-controlled entities	16	184,263	148,907
		5,947,687	4,975,730
CURRENT ASSETS			
Inventories	17	215,853	200,759
Prepayments, deposits and other receivables		123,923	76,623
Accounts receivable	18	662,548	567,550
Due from other CNOOC group companies	20	4,269	28,361
Short term investments	21	20,003	180,427
Pledged time deposits	22	4,255	3,024
Cash and cash equivalents	22	2,162,282	2,198,581
		3,193,133	3,255,325
CURRENT LIABILITIES			
Trade payables and other payables	23	571,874	285,396
Salary and bonus payables		228,161	71,365
Tax payable		217,602	171,081
Due to the ultimate holding company	19,25	204,469	-
Due to other CNOOC group companies	20	20,780	17,110
		1,242,886	544,952
NET CURRENT ASSETS		1,950,247	2,710,373
TOTAL ASSETS LESS CURRENT LIABILITIES		7,897,934	7,686,103
NON-CURRENT LIABILITIES			
Deferred tax liabilities	24	433,258	540,967
Long term payable to the ultimate holding company	25	400,000	600,000
		7,064,676	6,545,136
CAPITAL AND RESERVES			
Issued capital	26	3,995,320	3,995,320
Reserves	27 (a)	2,893,961	2,459,122
Proposed final dividend	12	175,395	90,694
		7,064,676	6,545,136

Director

Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December, 2004

	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed final/interim dividend RMB'000	Total RMB'000
At 1 January, 2003	3,995,320	1,975,810	31,420	125,706	52,339	6,180,595
Final 2002 dividend declared	-	-	-	-	(52,339)	(52,339)
Net profit for the year	-	-	-	465,906	-	465,906
Proposed special interim 2003 dividend	-	-	-	(49,026)	49,026	-
Special interim 2003 dividend declared	-	-	-	-	(49,026)	(49,026)
Proposed final 2003 dividend	-	-	-	(90,694)	90,694	-
Transfer to statutory reserve funds	-	-	69,886	(69,886)	-	-
At 31 December, 2003 and 1 January, 2004	3,995,320	1,975,810	101,306	382,006	90,694	6,545,136
Final 2003 dividend declared	-	-	-	-	(90,694)	(90,694)
Net profit for the year	-	-	-	701,727	-	701,727
Proposed special interim 2004 dividend	-	-	-	(91,493)	91,493	-
Special interim 2004 dividend declared	-	-	-	-	(91,493)	(91,493)
Proposed final 2004 dividend	-	-	-	(175,395)	175,395	-
Transfer to statutory reserve funds	-	-	105,259	(105,259)	-	-
At 31 December, 2004	3,995,320	1,975,810	206,565	711,586	175,395	7,064,676

CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December, 2004

	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from operations	692,168	549,775
Adjustments for:		
Exchange gains/(losses), net	199	(716)
Loss /(gain) on disposal of property, plant and equipment	(236)	2,469
Depreciation of property, plant and equipment	666,971	594,003
Provision of doubtful debts	35,002	26,994
Provision for /(write back of) inventories	1,594	(359)
Gain on disposal of scrap materials	-	(106)
Operating profit before working capital changes	1,395,698	1,172,060
Decrease/(increase) in inventories	(16,688)	6,020
Increase in accounts receivable	(130,534)	(69,075)
Decrease/(increase) in net balance with ultimate holding company and other CNOOC group companies	32,231	(26,610)
Decrease/(increase)in prepayments, deposits and other receivables	(46,766)	14,727
Increase in trade and other payables	286,478	10,655
Increase/(decrease) in salary and bonus payables	156,796	(43,122)
Cash generated from operations	1,677,215	1,064,655
Tax paid:		
Mainland China corporate income tax paid	(316,913)	(238,803)
Mainland China corporate income tax refund	151,611	45,532
Overseas taxes paid	(271)	(89)
NET CASH INFLOW FROM OPERATING ACTIVITIES	1,511,642	871,295
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(1,611,848)	(1,114,192)
Proceeds from disposal of property, plant and equipment	8,512	7,604
Decrease in net balances with jointly-controlled entities	-	1,415
Decrease in entrusted loans receivable	8,352	-
Decrease/(increase) in time deposits with original maturity of more than three months	662,970	(1,562,164)
Decrease/(increase) in pledged time deposits	(1,231)	20,416
Interest received	34,300	32,175
Dividend received from jointly-controlled entities	35,737	29,504
Net cash outflow from investing activities	(863,208)	(2,585,242)
	648,434	(1,713,947)

CONSOLIDATED CASH FLOW STATEMENT (continued)
Year ended 31 December, 2004

	Notes	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend payment		(182,187)	(101,365)
Net cash outflow from financing activities		(182,187)	(101,365)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		466,247	(1,815,312)
Cash and cash equivalents at beginning of year		792,614	2,607,926
CASH AND CASH EQUIVALENTS AT END OF YEAR		1,258,861	792,614
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances with banks and financial institutions		2,166,537	2,201,605
Less: Pledged time deposits for letter of credit facilities		(4,255)	(3,024)
CASH AND CASH EQUIVALENTS FOR BALANCE SHEET	22	2,162,282	2,198,581
Less: Non-pledged time deposits with original maturity of more than three months when acquired:			
- bank deposits		(923,424)	(1,486,394)
- CNOOC Finance Company		-	(100,000)
Add: short-term investments with original maturity of less than three months when acquired	21	20,003	180,427
CASH AND CASH EQUIVALENTS FOR CASH FLOW STATEMENT		1,258,861	792,614

BALANCE SHEET
31 December, 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	5,762,434	4,825,555
Investment in subsidiaries	15	2,712	2,712
Interests in jointly-controlled entities	16	128,802	137,893
		5,893,948	4,966,160
CURRENT ASSETS			
Inventories	17	215,853	200,220
Prepayments, deposits and other receivables		110,901	76,351
Accounts receivable	18	663,373	561,678
Due from other CNOOC group companies	20	4,269	28,361
Short term investments	21	20,003	180,427
Pledged time deposits	22	4,255	3,024
Cash and cash equivalents	22	2,125,451	2,177,861
		3,144,105	3,227,922
CURRENT LIABILITIES			
Trade payables and other payables	23	552,594	278,012
Salary and bonus payables		228,149	71,365
Tax payable		217,602	171,064
Due to the ultimate holding company	19,25	204,469	-
Due to other CNOOC group companies	20	20,780	17,110
		1,223,594	537,551
NET CURRENT ASSETS		1,920,511	2,690,371
TOTAL ASSETS LESS CURRENT LIABILITIES		7,814,459	7,656,531
NON-CURRENT LIABILITIES			
Deferred tax liabilities	24	433,258	540,967
Long term payable to the ultimate holding company	25	400,000	600,000
		6,981,201	6,515,564
CAPITAL AND RESERVES			
Issued capital	26	3,995,320	3,995,320
Reserves	27 (b)	2,810,486	2,429,550
Proposed final dividend	12	175,395	90,694
		6,981,201	6,515,564

Director

Director

1. CORPORATE INFORMATION

The registered office of China Oilfield Services Limited (the "Company", together with its subsidiaries, the "Group") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The principal activities of the Group consisted of the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China.

In the opinion of the directors, the Company's ultimate holding company is China National Offshore Oil Corporation ("CNOOC").

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of short term investments as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to its effective date of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in jointly-controlled entities are treated as long term assets and are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated at the higher of the asset's value in use and its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment; depreciation

Property, plant and equipment and construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost less residual value of each asset over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Vessels	10-15 years
Tankers	20 years
Drilling equipment	25 years
Machinery and equipment	5-10 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of property, plant and equipment recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Short term investments

Short term investments held for investment purpose are stated at their fair value on the basis of their quoted market prices at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories primarily consist of materials and supplies used for repairs and maintenance of plant and equipment and daily operations. Inventories are stated at the lower of cost and net realisable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. Materials and supplies are capitalised to plant and equipment when used for renewals or betterments of plant and equipment or recognised as expenses when used for daily operations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognized deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from day rate contracts is recognised as and when services are performed;

(b) income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. When the turnkey depth and contract requirements are met, revenue on turnkey contracts is recognized based on the percentage of completion. Provisions for future losses on turnkey contracts are recognised when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(d) dividends, when the shareholders' right to receive payment has been established.

Research and development costs
All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Retirement benefits costs
The Company's employees in the PRC are required to participate in a central pension scheme administered by local municipal governments. The Company is required to contribute 19%-22% of its payroll costs of the central pension scheme.

Dividends
Final and interim dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies
Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the balance sheet of overseas subsidiaries and joint-controlled entities are translated into Renminbi at the applicable exchange rates ruling at the balance sheet date whereas the profit and loss account of overseas subsidiaries and jointly-controlled entities are translated into Renminbi at the weighted average exchange rates for the year. The resulting translation differences are included in the exchange fluctuation reserves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

4. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

No further analysis of geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

4. SEGMENT INFORMATION (continued)

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December, 2004:

	Drilling RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	1,881,630	891,730	802,966	500,307	4,076,633
Less: Intersegment sales	165,691	37,386	29,516	20,011	252,604
Total sales to external customers	1,715,939	854,344	773,450	480,296	3,824,029
PROFIT FROM OPERATIONS					
Segment results	374,322	127,942	105,246	84,658	692,168
Exchange gains, net					199
Interest income					34,300
Share of profits of jointly-controlled entities					99,196
Profit before tax					825,863
Tax					(124,136)
Net profit					701,727
ASSETS					
Segment assets	2,977,746	1,041,864	2,343,165	396,867	6,759,642
Interests in jointly-controlled entities	-	175,009	-	9,254	184,263
Unallocated assets					2,196,915
Total assets					9,140,820
LIABILITIES					
Segment liabilities	218,414	40,293	105,090	9,916	373,713
Unallocated liabilities					1,702,431
					2,076,144
OTHER INFORMATION					
Capital expenditure	855,892	193,938	450,183	111,835	1,611,848
Depreciation of property, plant and equipment	272,762	111,981	218,723	63,505	666,971
Provision for doubtful debts	35,054	(21)	(20)	(11)	35,002
Provision for inventories	400	398	398	398	1,594

4. SEGMENT INFORMATION (continued)

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December, 2003:

	Drilling RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	1,381,807	705,641	666,769	498,773	3,252,990
Less: Intersegment sales	99,309	33,119	34,797	23,510	190,735
Total sales to external customers	1,282,498	672,522	631,972	475,263	3,062,255
PROFIT FROM OPERATIONS					
Segment results	279,148	110,530	79,238	80,859	549,775
Exchange losses, net					(716)
Interest income					32,175
Share of profits of jointly-controlled entities					48,932
Profit before tax					630,166
Tax					(164,260)
Net profit					465,906
ASSETS					
Segment assets	2,268,247	845,927	2,160,158	435,750	5,710,082
Interests in jointly-controlled entities	-	137,171	-	11,736	148,907
Unallocated assets					2,372,066
Total assets					8,231,055
LIABILITIES					
Segment liabilities	93,220	28,355	33,000	15,582	170,157
Unallocated liabilities					1,515,762
					1,685,919
OTHER INFORMATION					
Capital expenditure	200,065	365,912	509,949	38,266	1,114,192
Depreciation of property, plant and equipment	243,238	87,506	205,427	57,832	594,003
Provision for doubtful debts	26,058	333	333	270	26,994
Write back of inventories	(151)	(78)	(75)	(55)	(359)

5. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

Other revenues comprise the following:

	2004 RMB'000	2003 RMB'000
Other revenues:		
Gain on disposal of scrap materials	-	106
Insurance claims received	22,352	7,284
Others	1,136	4,330
	23,488	11,720

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	2004 RMB'000	2003 RMB'000
Auditors' remuneration	2,950	2,900
Employee compensation costs:		
Wages, salaries and bonuses	467,938	369,998
Social security costs	134,361	110,409
Retirement benefits contributions (note 9)	37,854	32,691
	640,153	513,098
Depreciation of property, plant and equipment	666,971	594,003
(Gain)/loss on disposal of property, plant and equipment, net	(236)	2,469
Minimum lease payments under operating leases in respect of land and buildings, berths and equipment	186,828	121,526
Provision for doubtful debts	35,002	26,994
Provision for/(write back of) inventories	1,594	(359)
Repair and maintenance costs	226,733	172,139
Research and development costs included in:		
Depreciation of property, plant and equipment	10,029	7,214
Employee compensation costs	12,052	8,273
Consumption of supplies, materials, fuel, services and others	40,104	10,101
Other operating expenses	31,107	7,506
	93,292	33,094

7. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is as follows:

	Group	
	2004 RMB'000	2003 RMB'000
Fees	429	429
Basic salaries, housing, benefits, other allowances and benefits in kind	345	304
Bonuses	750	762
Pension scheme contributions	27	34
	1,551	1,529

Fees include RMB429,000 (2003: RMB429,000) payable to the independent non-executive directors. There were no other emoluments payable to the independent non-executive directors during the year (2003: Nil).

The remuneration of each of the directors and supervisors fell within the band of nil to RMB1,000,000 for 2004 and 2003.

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

There was no emolument paid by the Group to the directors or supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included one director (2003: one), details of whose remuneration are set out in note 7 above. Details of the remuneration of the remaining four (2003: four) non-director, non-supervisor, highest paid employees for the year are as follows:

	Group	
	2004 RMB'000	2003 RMB'000
Basic salaries, housing benefits, other allowances and benefits in kind	565	492
Bonuses	1,392	1,240
Pension scheme contributions	70	58
	2,027	1,790

The remuneration of each of the non-director, non-supervisor, highest paid employees fell within the band of nil to RMB1,000,000 for 2004 and 2003.

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

9. RETIREMENT BENEFITS

All the Group's full-time employees in the PRC are covered by a government-regulated pension, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 19% to 22% of the employees' basic salaries. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group were entitled to supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits were calculated based on factors including number of years of service and salary level on the date of retirement of the employees. Following the Reorganisation, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's current employees attributed to the period prior to the Company's public listing in Hong Kong and the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC. As the obligations under the Supplementary Pension Benefits have been fully assumed by CNOOC, the costs of such supplemental pension have not been recorded in the Group's financial statements for the year ended 31 December, 2004 (2003: Nil).

In 1999, the CNOOC group implemented an early retirement plan for certain employees, and as part of the CNOOC group, the pension benefits payable to the early retired employees of the Group prior to their joining the government-regulated pension scheme described above were assumed by CNOOC. Upon reaching the normal retirement age, the employees that took early retirement are entitled to both the government-regulated pension scheme and the Supplementary Pension Benefits. Following the Reorganisation, the employees of the Group that took early retirement were all transferred to CNOOC and CNOOC has agreed to continue to assume the pension benefits obligations payable to such former employees until they reach their respective normal retirement ages when they can join the government-regulated pension scheme and are entitled to the Supplementary Pension Benefits. As the Group was not liable to any pension benefit obligations payable to the employees that took early retirement, the pension costs of these individuals have not been recorded in the Group's financial statements for the year ended 31 December, 2004 (2003: Nil).

The expenses attributed to the PRC government-regulated pension are as follows:

	Group	
	2004 RMB'000	2003 RMB'000
Contributions to PRC government-regulated pension scheme (note 6)	37,854	32,691

At 31 December, 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: Nil).

10. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to enterprise income tax at the rate of 33%.

During the year, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for fiscal year 2003 was reduced from 33% to 15%. As a result, a tax refund of RMB129 million relating to fiscal year 2003 has been recorded by the Company. The eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the year ended 31 December, 2004 cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the year ended 31 December, 2004.

During the year, the application by the Company for a tax refund relating to the acquisition of domestic equipment has been approved by the tax authority. As a result, a tax refund of RMB23 million has been recorded by the Company.

The Company's incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

10. TAX (continued)

An analysis of the Group's provision for tax is as follows:

	Group	
	2004 RMB'000	2003 RMB'000
Hong Kong profits tax:	-	-
Overseas income taxes:		
Current income taxes	271	89
Deferred income taxes	-	-
PRC corporate income tax:		
Current income taxes	363,434	225,766
Tax refund as an advanced technology enterprise	(128,907)	(45,532)
Tax refund from acquisition of domestic equipment	(22,704)	-
Deferred income taxes (note 24)	(107,709)	(26,332)
Share of tax attributable to: jointly-controlled entities	19,751	10,269
Total tax charge for the year	124,136	164,260

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China in which the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

	2004		2003	
	RMB'000	%	RMB'000	%
Profit before tax	825,863		630,166	
Tax at the statutory tax rate of 33% (2003: 33%)	272,535	33.0	207,955	33.0
Lower tax rates for special provinces or different tax categories	(14,101)	(1.7)	(7,060)	(1.1)
Tax refund as an advanced technology enterprise	(128,907)	(15.6)	(45,532)	(7.2)
Tax refund from acquisition of domestic equipment	(22,704)	(2.7)	-	-
Expenses not deductible for tax	17,313	2.0	8,897	1.4
Total tax charge at the Group's effective rate	124,136	15.0	164,260	26.1

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December, 2004 dealt with in the financial statements of the Company is RMB647,824,000 (2003: RMB438,241,000).

12. DIVIDENDS

	2004 RMB'000	2003 RMB'000
Interim dividend-RMB2.29 FEN (2003: 1.23 FEN) per ordinary share	91,493	49,026
Proposed final dividend – RMB4.39 FEN (2003: 2.27 FEN) per ordinary share	175,395	90,694
	266,888	139,720

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under PRC accounting principles and financial regulations. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations of 5% to 10% of after-tax profit, as determined under PRC accounting principles and financial regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing with the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) allocations to the discretionary common reserve if approved by the shareholders. Discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

13. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December, 2004 of RMB701,727,000 (2003: RMB465,906,000) and 3,995,320,000 shares in issue during the year and 2003.

Diluted earnings per share for the years ended 31 December, 2004 and 2003 have not been calculated because no diluting events existed during these years.

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Tankers and vessels RMB'000	Drilling equipment RMB'000	Machine and equipment RMB'000	Motor vehicles RMB'000	Land and building RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:							
At beginning of the year	4,300,465	5,221,929	1,435,572	40,600	-	847,651	11,846,217
Additions	640	350,979	200,159	1,738	200	1,058,132	1,611,848
Disposals/write offs	-	-	(48,685)	(5,339)	-	-	(54,024)
Transfers from construction in progress	772,701	20,118	413,498	-	6,662	(1,212,979)	-
At 31 December, 2004	5,073,806	5,593,026	2,000,544	36,999	6,862	692,804	13,404,041
Accumulated depreciation:							
At beginning of the year	2,537,129	3,656,742	797,862	27,661	-	-	7,019,394
Depreciation provided during the year	250,023	209,261	203,143	4,271	273	-	666,971
Disposals/write offs	-	-	(40,902)	(4,846)	-	-	(45,748)
At 31 December, 2004	2,787,152	3,866,003	960,103	27,086	273	-	7,640,617
Net book value:							
At 31 December, 2004	2,286,654	1,727,023	1,040,441	9,913	6,589	692,804	5,763,424
At 31 December, 2003	1,763,336	1,565,187	637,710	12,939	-	847,651	4,826,823

14. PROPERTY, PLANT AND EQUIPMENT(continued)

The additional depreciation arising from the revaluation surplus at April 30, 2002 upon Reorganisation is not tax deductible under the latest applicable tax regulations in the PRC, and the deferred tax liability of RMB357.3 million arising from the difference between the tax base and accounting base of the property, plant and equipment under revaluation has been recorded in the balance sheet of the Company as at the Reorganisation date. Thereafter, part of the deferred tax liability of RMB45.5 million has been credited to the profit and loss account and the balance of deferred tax on the revaluation surplus carried to 31 December, 2004 was reduced to RMB283.2 million (2003: RMB311.8 million).

As of the date of these financial statements, drilling rigs, tankers and vessels with an aggregate cost and net book value of RMB438 million (2003: RMB438 million) and RMB105 million (2003: RMB124 million), respectively, have yet to complete the title re-registration procedures after Reorganisation. The Company is in the process of re-registering the title of these rigs, tankers and vessels under its name with the relevant government authorities.

Company

	Tankers and vessels RMB'000	Drilling equipment RMB'000	Machine and equipment RMB'000	Motor vehicles RMB'000	Land and building RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:							
At beginning of the year	4,300,465	5,221,929	1,433,150	40,597	-	847,651	11,843,792
Additions	640	350,979	199,762	1,741	200	1,058,132	1,611,454
Disposals/write offs	-	-	(48,052)	(5,339)	-	-	(53,391)
Transfers from construction in progress	772,701	20,118	413,498	-	6,662	(1,212,979)	-
At 31 December, 2004	5,073,806	5,593,026	1,998,358	36,999	6,862	692,804	13,401,855
Accumulated depreciation:							
At beginning of the year	2,537,129	3,656,742	796,705	27,661	-	-	7,018,237
Depreciation provided during the year	250,023	209,261	203,081	4,271	273	-	666,909
Disposals/write offs	-	-	(40,879)	(4,846)	-	-	(45,725)
At 31 December, 2004	2,787,152	3,866,003	958,907	27,086	273	-	7,639,421
Net book value:							
At 31 December, 2004	2,286,654	1,727,023	1,039,451	9,913	6,589	692,804	5,762,434
At 31 December, 2003	1,763,336	1,565,187	636,445	12,936	-	847,651	4,825,555

15. INVESTMENT IN SUBSIDIARIES

	2004 RMB'000	2003 RMB'000
Unlisted shares, at cost	2,712	2,712

Particulars of the subsidiaries are as follows:

Name of entity	Place of incorporation/ operation	Nominal value of issued and paid up capital	Percentage of equity directly attributable to the Group Direct	Indirect	Principal activities
COSL American Inc	United States of America	US$100,000	100%	-	Sales of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands	US$1	100%	-	Investment holding
COSL (Labuan) Company Limited	Malaysia	US$1	-	100%	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands	US$1	-	100%	Investment holding

16. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group		Company	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Unlisted investments, at cost	-	-	128,844	129,583
Share of net assets	184,305	140,597	-	-
Due from jointly-controlled entities	248	13,988	248	13,988
Due to jointly-controlled entities	(290)	(5,678)	(290)	(5,678)
	184,263	148,907	128,802	137,893

16. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

The amounts due from and due to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal jointly-controlled entities at 31 December, 2004 are as follows:

Name	Business structure	Place of incorporation and operations	Percentage of Ownership interest	Percentage of Profit sharing	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China-France")	Corporate	Tianjin, PRC	50	50	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Corporate	Shenzhen, PRC	60*	60	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC – OTIS")	Corporate	Tianjin, PRC	50	50	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging – Atlas")	Corporate	Guangdong, PRC	50	50	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("China Offshore Fugro")	Corporate	Tianjin, PRC	50	50	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Corporate	Tianjin, PRC	50	50	Provision of drilling fluids services

* In the opinion of the directors, the Company does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar have been dealt with in the Group's consolidated financial statements under the equity accounting method.

17. INVENTORIES

	Group		Company	
	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Gross inventory	221,836	205,148	221,836	204,609
Less: Provisions	(5,983)	(4,389)	(5,983)	(4,389)
	215,853	200,759	215,853	200,220

Inventories consist of materials and supplies.

18. ACCOUNTS RECEIVABLE

An aged analysis of accounts receivable as at the balance sheet date is as follows:

	Group		Company	
	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Outstanding balances aged:				
Within one year	659,580	533,586	660,405	527,714
Within one to two years	10,294	58,973	10,294	58,973
Within two to three years	54,497	1,919	54,497	1,919
Over three years	641	-	641	-
	725,012	594,478	725,837	588,606
Less: Provision for doubtful debts	(62,464)	(26,928)	(62,464)	(26,928)
	662,548	567,550	663,373	561,678

The general credit terms of the Group range from 30 to 90 days.

18. ACCOUNTS RECEIVABLE (continued)

Included in the accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than CNOOC Limited Group (collectively known as "CNOOC Group"), which are repayable on similar credit terms to those offered to independent third party customers:

	Group		Company	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Due from CNOOC Group and CNOOC Limited Group	201,647	208,636	201,647	208,636

Included in the Company's accounts receivable at 31 December, 2004 was an amount due from subsidiaries of RMB151,605,000 (2003: RMB82,346,000) which was repayable on similar credit terms to those offered to the major customers of the Group.

19. DUE TO THE ULTIMATE HOLDING COMPANY

Except for the amount of RMB200 million repayable from May 1, 2005 (note 25), the amount due to CNOOC at 31 December, 2004 under current liabilities of the Group is unsecured, interest-free, and has no fixed repayment terms.

20. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies at 31 December, 2004 are unsecured, interest-free and have no fixed terms of repayment.

21. SHORT TERM INVESTMENTS

	Group and Company	
	2004 RMB'000	2003 RMB'000
Government debt securities purchased with an obligation to re-sell, market value	20,003	180,427

22. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Cash and bank balances:				
- Cash and balances with banks	1,092,702	376,651	1,055,871	355,931
- Deposit with CNOOC Finance Company Limited ("CNOOC Finance Company")	411	152,552	411	152,552
	1,093,113	529,203	1,056,282	508,483
Time deposits:				
- Banks	1,073,424	1,572,402	1,073,424	1,572,402
- CNOOC Finance Company	-	100,000	-	100,000
	1,073,424	1,672,402	1,073,424	1,672,402
Cash and balances with banks and financial institutions	2,166,537	2,201,605	2,129,706	2,180,885
Less: Pledged time deposits for letter of credit facilities	(4,255)	(3,024)	(4,255)	(3,024)
Cash and cash equivalents	2,162,282	2,198,581	2,125,451	2,177,861

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to RMB1,292,887,000. The RMB is not freely convertible into other currencies. However, under China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

23. TRADE PAYABLES AND OTHER PAYABLES

An aged analysis of trade and other payables as at the balance sheet date is as follows:

	Group		Company	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Outstanding balances aged:				
Within one year	551,974	277,244	532,694	269,860
Within one to two years	11,748	5,851	11,748	5,851
Within two to three years	5,851	2,301	5,851	2,301
Over three years	2,301	-	2,301	-
	571,874	285,396	552,594	278,012

24. DEFERRED TAX

The principal components of the provision for deferred tax are as follows:

	Group and Company	
	2004 RMB'000	2003 RMB'000
Deferred tax movement:		
Balance at beginning of the year	540,967	567,299
Credit for the year (note 10)	(107,709)	(26,332)
Balance at end of the year	433,258	540,967

	Group and Company	
	2004 RMB'000	2003 RMB'000
Deferred tax asset:		
Provision for staff bonus	(82,520)	(25,867)
Deferred tax liabilities:		
Accelerated depreciation	232,593	255,001
Revaluation surplus on Reorganisation	283,185	311,833
Net deferred tax liabilities	433,258	540,967

25. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

	2004 RMB'000	2003 RMB'000
Amount payable:		
Within one year	200,000	-
In the second year	200,000	200,000
In the third year	200,000	400,000
	600,000	600,000
Portion classified as current liabilities (note 19)	(200,000)	-
Long term portion	400,000	600,000

The long term payable to CNOOC is unsecured, interest-free and repayable over three years on an annual equal installment basis with repayments commencing from May 1, 2005.

26. ISSUED CAPITAL

	2004	2003
	RMB'000	RMB'000
Registered, issued and fully paid:		
2,460,468,000 State legal person shares of RMB1.00 each	2,460,468	2,460,468
1,534,852,000 H shares of RMB1.00 each	1,534,852	1,534,852
	3,995,320	3,995,320

The Company does not have any share option scheme.

There was no movement in issued share capital for the years ended 31 December, 2003 and 2004.

27. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current year are presented in the consolidated statement of changes in equity on page 4 of the financial statements.

(b) Company

	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
Balance at 1 January, 2003	1,975,810	31,420	123,799	2,131,029
Net profit for the year	-	-	438,241	438,241
Interim 2003 dividend	-	-	(49,026)	(49,026)
Proposal final 2003 dividend	-	-	(90,694)	(90,694)
Transfer to statutory reserve funds	-	69,886	(69,886)	-
At 31 December, 2003	1,975,810	101,306	352,434	2,429,550
Balance at 1 January, 2004	1,975,810	101,306	352,434	2,429,550
Net profit for the year	-	-	647,824	647,824
Interim 2004 dividend	-	-	(91,493)	(91,493)
Proposal final 2004 dividend	-	-	(175,395)	(175,395)
Transfer to statutory reserve funds (note (i))	-	104,259	(104,259)	-
At 31 December, 2004	1,975,810	205,565	629,111	2,810,486

Notes:

(i) As detailed in note 12 to the financial statements, the Company is required to transfer a minimum percentage of after-tax profit, if any, to the statutory common reserve fund and the statutory public welfare fund. The Company transferred 10% and 5% of after-tax profit to the statutory common reserve fund and the statutory public welfare fund, respectively, in 2004.

As at 31 December, 2004, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million (2003: RMB1,976 million) standing to the credit of the Company's capital reserve account and an amount of approximately RMB206 million (2003: RMB101 million) standing to the credit of the Company's statutory reserve funds, as determined under the PRC accounting principles and financial regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB629 million (2003: RMB352 million) available for distribution as dividend. Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders at 31 December, 2004.

28. OPERATING LEASE ARRANGEMENTS

The Group and the Company lease certain of their office properties and equipment under operating lease arrangements. Leases for properties and equipment are negotiated for terms ranging from one to seven years.

At 31 December, 2004, the Group had following minimum lease payments under non-cancellable operating leases:

	Group and Company	
	2004 RMB'000	2003 RMB'000
Within one year	65,212	48,701
In the second to fifth years, inclusive	250,281	239,484
After five years	119,926	245,073
	435,419	533,258

29. CAPITAL COMMITMENTS

The Group and the Company had the following capital commitments, principally for construction and purchases of fixed assets:

	Group and Company	
	2004 RMB'000	2003 RMB'000
Contracted, but not provided for	531,172	50,889
Authorised, but not contracted for	1,893,374	3,330,953
	2,424,546	3,381,842

30. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group, nor the Company had any significant contingent liabilities.

31. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNOOC and has extensive transactions and relationships with members of CNOOC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control, joint control or significant influence. The transactions were made on terms agreed between the parties.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) CNOOC Limited Group; (ii) CNOOC Group; and (iii) its jointly-controlled entities

	2004 RMB'000	2003 RMB'000
A. Included in revenue		
Gross revenue earned from provision of services to the following related parties:		
a. CNOOC Limited Group		
Provision of drilling services	832,246	639,199
Provision of well services	545,108	463,312
Provision of marine support and transportation services	405,560	334,924
Provision of geophysical services	349,354	237,471
	2,132,268	1,674,906
b. CNOOC Limited Group as operator under production sharing contracts		
Provision of drilling services	223,661	49,556
Provision of well services	58,876	10,376
Provision of marine support and transportation services	56,110	48,630
Provision of geophysical services	940	6,325
	339,587	114,887

31. RELATED PARTY TRANSACTIONS (continued)

	2004 RMB'000	2003 RMB'000
A. Included in revenue (continued) Gross revenue earned from provision of services to the following related parties (continued):		
c. CNOOC Group		
Provision of drilling services	67,967	29,181
Provision of well services	38,108	13,154
Provision of marine support and transportation service	102,371	69,361
Provision of geophysical services	3,461	35,067
	211,907	146,763
d. Jointly-controlled entities		
Provision of drilling services	3,207	1,309
Provision of well services	26,528	30,254
	29,735	31,563
B. Included in operating expenses		
Services provided by the CNOOC Group:		
Labour services	13,736	14,901
Materials, utilities and other ancillary	105,517	58,794
Transportation services	3,798	3,095
Lease of office, warehouse, berths	25,312	16,652
Lease of equipment	19,532	-
Repair and maintenance services	26,096	2,361
Management services	28,273	15,789
	222,264	111,592
C. Included in interest income:		
Interest income earned from the CNOOC Group	4,495	2,369
D. Deposits:		
Deposits placed with CNOOC Finance Company	411	252,552

31. RELATED PARTY TRANSACTIONS (continued)

The Company and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

In connection with the Reorganisation, the Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties and various other commercial arrangements.

During the year, all pension payments relating to the supplementary pension benefits of approximately RMB28 million (2003: RMB28 million) were borne by CNOOC (note 9).

Prior to the Reorganisation, the Group occupied certain properties owned by CNOOC at no consideration. The Company signed various property lease agreements in September 2002 with CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. Pursuant to these lease agreements, the Company is required to pay an aggregate annual rental of RMB7.6 million effective from 1 August 2002 to CNOOC Group.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

32. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 30 March, 2005.



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

Proxy From for 2004 Annual General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/Domestic Shares*

I(We) (note 2) ______________________________

of ______________________ being the holder(s) of (note 1) ______________

H Share(s)/Domestic Share(s)* of China Oilfield Services Limited (the "Company") now appoint (note 3)

______________________ (I.D. No.: ______________ of ______________)/

or failing him, the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the ordinary resolutions in accordance with the instructions below and on my (our) behalf at the Annual General Meeting ("AGM") to be held at 10:00 a.m. (Beijing time) on 25 May, 2005 (Wednesday) at Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or again the resolutions or abstain at his own discretion (note 4).

	By way of Ordinary Resolutions:	For	Against
1.	To consider and approve the audited financial statements and the report of the auditors for the year ended 31 December 2004.		
2.	To consider and approve the final dividend for the year ended 31 December 2004.		
3.	To consider the budget for fiscal year 2005.		
4.	To consider and approve the report of the directors of the Company for the year ended 31 December 2004.		
5.	To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2004.		
6(a)	To re-appoint Fu Chengyu, an existing director, and to authorise the board of directors to fix the remuneration.		
6(b)	To re-appoint Yuan Guangyu, an existing director, and to authorise the board of directors to fix the remuneration.		
6(c)	To re-appoint Yanyan, an existing director, and to authorise the board of directors to fix the remuneration.		
6(d)	To re-appoint Kuang Zhiqiang, an existing director, and to authorise the board of directors to fix the remuneration.		
6(e)	To re-appoint Zhang Benchun, an existing supervisor, and to authorise the board of directors to fix the remuneration.		
6(f)	To appoint a new supervisor, Xiao Jianwen and to authorise the board of directors to fix the remuneration.		
7.	To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2005 and to authorise the board of directors to fix the remuneration thereof.		

Date: ______________ 2005 Signature: ______________________ (note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK LETTERS.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who do not have to be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Attention: If you wish to vote FOR any resolution, please indicate with a "✓" in the appropriate space under "FOR". If you wish to note AGAINST any resolution, please indicate with a "✓" in the appropriate space under "AGAINST". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in writing. If the appointer is a corporation, this form must be signed under its common seal or under hand by any director or agent duly authorized by such corporation. If a person has been authorized to sign this form of proxy on behalf of an individual or corporate shareholder, the power of attorney or other document authorizing such person to sign this form of proxy on behalf of an individual or corporate shareholder, the power of attorney or other document authorizing such person to sign this form of proxy must be notarized and together with this form delivered, in the case of a holder of Domestic Share(s), to the Company at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, and in the case of a holder of H Share(s), to Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holder of the AGM.

* *Please delete as appropriate*


CNOOC

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

Reply Slip for Annual General Meeting

I(We) ____ of
(address) ____,
telephone number: ____________________ and fax number: ____________________,
being the holder(s) of ____________________ H Share(s)/Domestic Share(s)* of China Oilfield Services Limited (the "Company") hereby confirm that I(We) wish to attend or appoint a proxy to attend (on my(our) behalf) the Annual General Meeting ("AGM") to be held on 25 May, 2005 (Wednesday) at 10:00 a.m. (Beijing time) at Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China.

Signature: ____________________

Date: ____________________ 2005

Note: Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong by post or by facsimile (Fax number: (852) 2525 9322) such that the same shall be received by the Company no later than 5 May, 2005 (Thursday). Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the AGM.

* *Please delete as appropriate*